For Immediate Release

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

Booth #232

DataMirror iCluster for IBM TotalStorage™ ESS Early Adopter Program

Unveiled at COMMON 2003

iCluster Provides Maximum Resiliency for IBM ESS and iSeries Environments;

New Customers Qualify for 15% Discount

COMMON SPRING 2003, INDIANAPOLIS, IN – (March 10th, 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced a special program for early adopters of DataMirror iCluster for IBM TotalStorage Enterprise Storage Server (ESS), a fully integrated software solution for highly available business operations in IBM iSeries and ESS environments. Customers who purchase an iCluster for IBM ESS license before July 31st, 2003 qualify to receive 15 percent off of their purchase price*.

“DataMirror’s application-aware iCluster for IBM ESS solution is a breakthrough for customers who demand the highest levels of availability and resiliency for their iSeries environments,” said Stewart Ritchie, Vice President, Sales, Americas and Asia Pacific, DataMirror. “Early adopters of the iCluster solution now have even more reason to invest in high availability at the storage, system and application level.”

iCluster complements IBM’s FlashCopy® and Peer-to-Peer Remote Copy (PPRC) storage replication software, providing enhanced capabilities that deliver minimal downtime and workload balancing, as well as rapid recovery in the event of planned or unplanned system outage. iCluster for IBM ESS can also detect primary system failure and invoke operational switching for continuous 24/7 availability and application resiliency.

“DataMirror's iCluster for IBM ESS software delivers continuous availability and resiliency for IBM iSeries databases and objects in a simple and easy-to-use systems management interface," said Ed Cupolo, President, SIS, Inc. “The combination of DataMirror iCluster software and SIS’s expertise in implementing IBM TotalStorage Proven solutions provides customers with a complete end-to-end solution that delivers a rapid return on investment.”

DataMirror iCluster for IBM ESS was developed with the assistance of SIS, one of the leading solution providers in the U.S., a DataMirror Business Partner, and an IBM Premier Business Partner. SIS, who provided access to IBM ESS systems as well as expertise in configuring IBM’s PPRC and FlashCopy solutions, helped DataMirror attain IBM TotalStorage Proven status. iCluster for IBM ESS now enables SIS to meet the stringent high availability requirements of its iSeries customers.

Availability

iCluster for IBM ESS is available now. For more information, please contact a DataMirror representative by e-mail at sales@datamirror.com or by calling DataMirror at 905-415-0310 (or toll-free in North America at 1-800-362-5955).

About SIS

SIS strives to be the provider of choice for companies seeking technology systems. We stand out as a leader in the industry by providing the highest quality products and services. Achieving excellent customer satisfaction is one of the company's primary goals. SIS focuses on several business areas: Sales and Marketing of IBM hardware (iSeries, pSeries, xSeries, zSeries, and Storage), Software Development and Consulting, and Technical Services. SIS also has a strong commitment to e-Business development. Headquartered in Lexington, KY, and in business since 1982, SIS has been an IBM Premier Business Partner for the last 7 years in a row. For more information, visit http://www.thinksis.com/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror solutions including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2003 DataMirror Corporation. All rights reserved. DataMirror, iCluster, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. IBM, Enterprise Storage Server and TotalStorage are trademarks of International Business Machines Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies. *Certain other terms and conditions apply. For more information, contact sales@datamirror.com or call 905 415 0310.